SUB-ITEM  77C SUBMISSION OF MATTERS TO A VOTE OF SECURITIY HOLDERS


Gateway Fund (hereinafter Fund) shareholders of record as of November 21, 2007 received a proxy statement regarding the matter described below.

On January 18, 2008, a special meeting of shareholders of the Fund was held at which an Agreement and Plan of Reorganization providing for the transfer of all Fund assets to, and the assumption of all Fund liabilities by, Gateway Fund (the New Fund), a series of Gateway Trust, a Massachusetts business trust, in exchange for shares of the New Fund, and the distribution of such shares to Fund shareholders in complete liquidation of the Fund, was approved.
 The result of the voting was as follows:

Approval of Agreement and Plan of Reorganization:	For	74,346,052.350

Against          5,375,620.693
Abstain          1,167,355.128